Creating America’s Premier
Financial Services Company

Ken Lewis

Chairman &

Chief Executive Officer

Bank of America

Jim Hance

Vice Chairman &

Chief Financial Officer

Bank of America

Filing pursuant to Rule 425 under the
Securities Act of 1933, as amended and
Deemed filed under Rule 14a-12 under the
Securities Exchange Act of 1934, as amended

Filer: Bank of America Corporation

Subject Company: FleetBoston Financial Corporation

Exchange Act File Number of
Subject Company: 1-6366

Forward Looking Statements

This presentation contains forward-looking statements, including statements about the financial conditions, results of operations and earnings outlook of Bank of America
Corporation and FleetBoston Financial.  The forward-looking statements involve certain risks and uncertainties.  Factors that may cause actual results or earnings to differ materially from such forward-looking statements include, among others, the following: 1)
projected business increases following process changes and other investments are lower than expected; 2) competitive pressure among financial services companies increases significantly; 3) general economic conditions are less favorable than expected; 4) political conditions and related actions by the United States military abroad may adversely affect the company’s businesses and economic conditions as a whole; 4) changes in the interest rate environment reduce interest margins and impact funding sources; 5) changes in foreign exchange rates increases exposure; 6) changes in market rates and prices may adversely impact the value of financial products and assets; 7) legislation or regulatory environments, requirements or changes adversely affect the businesses in which the company is engaged; 8) litigation and regulatory liabilities, including costs, expenses, settlements and judgments, may adversely affect the company or its businesses; and 9)
decisions to downsize, sell or close units or otherwise change the business mix of any of the company.  For further information regarding either company, please read the Bank of
America and FleetBoston Financial reports filed with the SEC and available at www.sec.gov.

Transaction Rationale

#1 U.S. consumer retail bank

Unparalleled retail distribution network

Largest consumer customer base –  33 million

Superior product delivery including strong card and mortgage platforms

Commanding business banking franchise

#1 small business lender in U.S. with 2.5 million clients

Largest middle market lender

Corporate banking leader

Business relationships with 95% of Fortune 500 companies

#1 Global Treasury Services provider with 16,000 clients worldwide

Fastest growing investment bank on Wall Street

Significant wealth management business

More than $470 billion in assets under management (#9 in U.S.)

Largest private bank in U.S.

3rd largest bank-owned brokerage

($ in billions)

The financial strength and cash flow generation of the combined entity will mitigate risk while providing significant resources to support future growth

Superior Financial Strength

4

Equity excludes goodwill resulting from the combination

Bank of America

FleetBoston

Combined

Market Cap

(10/24/03)

$121.9

$33.5

$155.4

Earnings (2003 YTD)

$8.1

$1.9

$10.0

Common Equity

$50.4

$17.6

$68.0

#3 financial services

worldwide

4th most profitable

company in world

#3 financial services

worldwide

Diversified Business Mix

Unrivaled Market Presence

Source: SNL Branch Data Source; Deposits as of June 2002, adjusted for pending transactions

WA

#1 (22%)

OR

#4 (11%)

ID

#4 (4%)

CA

#1 (21%)

NV

#3 (19%)

AZ

#2 (21%)

NM

#2 (16%)

KS

#2 (7%)

OK

#5 (5%)

TX

#2 (12%)

IA

#7 (2%)

MO

#2 (11%)

AR

# 3 (6%)

IL

#13

(1%)

TN #5 (6%)

GA

# 3

(12%)

SC #2

(12%)

NC #2 (21%)

VA

# 5 (10%)

MD

#1 (17%)

DC

#3 (17%)

FL

#1

(20%)

NY

#5 (3%)

PA

#10  (2%)

CT

#1 (22%)

RI

#2 (23%)

NJ

#1 (19%)

MA

#1 (23%)

ME

#3

  8%

NH

#4 (6%)

State ranking and deposit share

9.8% of total U.S. deposit market share

Transaction Summary

1 Based on closing BAC stock  price as of 10/22/03.

Price Per Share:

$45.00 per FBF share 1

Fixed Exchange Ratio:

.5553 BAC shares for each FBF share

Accounting Treatment:

Purchase / tax-free exchange

Board Composition:

(19) 12 from Bank of America

7 from FleetBoston

Expected Closing:

Second Quarter 2004

Approvals:

Normal regulatory and shareholder

approvals of both companies

Value per FleetBoston share

$

45.00

Aggregate Consideration

2

$

47,363

million

Premium to Market

40.7

%

Price to Earnings - First Call Estimates:

Last Twelve Months (9/30/2003)

$

2.00

22.5

x

2003E

3

2.41

18.7

2004E

3

2.75

16.4

2005E

4

3.00

15.0

With Fully Phased-In Synergies

2004E

5

$

3.80

11.8

x

2005E

5

4.05

11.1

Price to Book Value

6

:

Stated

$

16.46

2.7

x

Tangible

12.13

3.7

Premium as % of
Core Deposits

7

33.6

%

1  Based on closing prices as of October 22, 2003.

2  Based on 1,052.6 million shares.

3  Forecast earnings estimate for 2003E and 2004E is mean First Call estimate as of October 22, 2003.

4  Forecast earnings estimate for 2005E is based on First Call mean 2004E EPS estimate of $2.75 grown at 9%.

5  Based on fully phased in synergies of $1.1 billion.

6  September 30, 2003 book value of $17.3 billion, tangible book value of $12.8 billion and 1,052.6 million shares.

7 Core deposits of $103.1 billion calculated as total deposits less time deposits greater than $100,000 and foreign deposits.

Summary of Transaction Multiples

Announce

Trans.

Price /

Price /

Premium as %

Date

Buyer

Target

Value

Stated

Tangible

LTM EPS

Forward EPS

Core Deposits

10/27/2003

Bank of America

FleetBoston

$

47,363

2.7

x

3.7

x

22.5

x

18.7

x

33.6

%

All Bank Acquisitions $5bn

10/04/2000

Firstar

U.S. Bancorp

21,237

2.7

x

4.4

x

13.8

x

12.9

x

34.8

%

10/02/2000

FleetBoston

Summit Bancorp

6,991

2.4

2.9

15.2

13.3

19.1

09/13/2000

Chase Manhattan

J.P. Morgan

34,423

3.2

3.4

17.6

17.1

49.9

06/01/1999

AmSouth

First American

6,341

3.4

3.9

28.9

19.8

38.0

05/10/1999

HSBC

Republic New York

8,078

2.8

3.1

51.8

18.2

16.3

04/30/1999

Firstar

Mercantile Bancorp

10,670

3.4

4.5

27.4

21.6

38.1

11/30/1998

Deutsche Bank

Bankers Trust

9,426

2.1

2.4

NM

NA

19.3

07/20/1998

SunTrust Banks

Crestar

9,606

4.3

4.7

28.3

24.7

46.7

12/01/1997

National City

First of America

7,148

3.8

4.3

22.8

22.4

36.2

11/18/1997

First Union

CoreStates

17,104

5.4

5.9

22.2

20.0

45.0

08/29/1997

NationsBank

Barnett Banks

15,523

4.0

5.8

25.2

20.7

42.4

03/20/1997

First Bank System

U.S. Bancorp

9,086

3.4

4.0

19.2

NA

29.8

Median

3.4

x

4.1

x

22.8

x

19.9

x

37.1

%

Mergers of Equals

04/15/2001

First Union

Wachovia

$

13,627

03/14/1999

Fleet Financial

BankBoston

16,258

07/01/1998

Star Banc

Firstar

7,357

06/08/1998

Norwest

Wells Fargo

34,611

04/13/1998

Bank One

First Chicago NBD

29,482

04/13/1998

NationsBank

BankAmerica

66,624

04/06/1998

Travelers Group

Citicorp

82,536

Price to Book

Source: SNL Financial, except for Bank of America / FleetBoston which reflect management figures

Comparable Transaction Pricing

($ in millions)

Financial Overview

($ in millions)

2004

2005

1

Bank of America projected net income

10,961

$

11,947

$

1

FleetBoston projected net income

1,487

2

3,148

Total

12,448

$

15,095

$

Adjustments

Expense efficiencies

250

1,100

Higher intangible amortization

(165)

(330)

Synergies

110

195

Projected net income for new Bank of America

12,643

$

16,060

$

Average projected diluted shares outstanding

1,781

2,016

Projected earnings per diluted share

7.10

$

7.97

$

1

Consensus First Call estimate for Bank of America

7.27

$

7.92

$

Projection vs. Consensus

-2%

1%

Excludes after-tax restructuring charge of $800 million

1

2004 First Call consensus with 9% increase in 2005

2

2004 reflects only 6 months earnings as a result of purchase accounting

Financial Assumptions

Transaction closes in second quarter 2004

Overall expense efficiencies of $1.1 billion after-tax, or 6% of combined expense base

Higher intangible amortization of $330 million per year

Synergies of approximately $195 million after-tax per year

Restructuring charge of $800 million after-tax

Net share repurchases of approximately 67 million in 2004 and
23 million in 2005

Expense Efficiencies

Overlapping business infrastructure

Redundant processes

Corporate overhead

Marketing

Vendor leverage

Occupancy

Impact of Expense Efficiencies

Projected

Combined

Pre-tax

Less

Expense

Expense

Bank of America

FleetBoston

Efficiencies

Efficiencies

2003 annualized revenue

38,320

$

11,133

$

49,453

$

2003 annualized expense

19,793

6,371

(1,600)

24,564

Expense efficiency ratio

52%

57%

50%

*

Bank of America efficiency ratio excluding Global Corporate & Investment Banking  =  49%

Focus on Customer Retention

No branch disruption

Emerging service culture of excellence evident in results

Convenience

Expanded breadth of products

Retail mortgage origination

Checking products

Credit and Debit card offerings

Continued investment in technology and brand

Customer Service will be the highest priority in integration

Investment in BAC Today

Stock with a P/E discount versus 12+ for peers and 13+ for industry

Higher EPS expectations in out years versus current expectations

Intense associate focus on customer satisfaction that shows in current revenue streams

Much improved risk profile versus years ago when both stocks were at their highs

Attractive dividend yield (4%) and history of double digit increases spanning a quarter century

Strong cash flow to pay dividend and repurchase shares

Franchise more diversified and unequalled in market share
presence

Capital Returned to Shareholders
($ in millions)

Returned more than $47 billion in capital
since 1998

Improved Tier 1 capital ratio more than
100 basis points

Tier 1
7.06%

Tier 1
8.25%

EOP Common Shares

1,677

1,614

1,559

1,501

1,724

1,489

$47,249

Creating America’s Premier Financial Services Company

APPENDIX

The NEW Bank of America

($ in billions as of 9/30/03)

Assets and Equity exclude goodwill resulting from the combination

Bank of America

FleetBoston

Combined

Assets

737

$

196

$

933

$

Loans & leases

373

126

499

Deposits

409

133

542

Shareholder's equity

50

18

68

YTD Revenue

28

9

37

YTD Earnings

8

2

10

Employees

132,749

47,969

180,718

Banking centers

4,211

1,458

5,669

ATMs

13,120

3,431

16,551

Consumer & Small Business Highlights

#1 Retail customers -

33 million

#1 Deposit market share in US -

9.8%

#1 Banking center locations -

5,669

#1 ATM network -

16,551

#1 Active online banking customers -

8 million

#1 Small business lender -

11,594 loans

#1 Debit card transactor -

15% + market share

#5 Credit card managed receivables -

$47 billion

#3 Retail mortgage originator -

$80 billion YTD 03

14.8%

Bank of America Has Presence Where Growth
Matters

Deposit market share of Top 50 MSAs with largest expected population growth

Current deposit market share percentage of Top 50 MSAs with largest expected population growth from
2002 – 2007 taken from SNL securities data and Lehman Brothers research reports.

FleetBoston Adds To Presence Where Wealth
Matters

Deposit market share of Top 50 MSAs with largest income concentration

Current deposit market share percentage of Top 50 MSAs with largest # of households with annual income of at least $50,000 taken from SNL Securities data and Lehman Brothers research reports.

11.5%

Source: Institutional Investor, July 2003; data as of 12/31/02.  Rankings only include top 40 asset mangers ranked by total assets under management.

Top U.S. Wealth Managers by AUM and
Asset Class

23

Combined company moves to 9th largest asset manager

($'s in billions)

Company

Rank

$ AUM

Fidelity Investments

1

794

State Street Global Advisors

2

763

Barclays Global Investors

3

746

Capital Group Cos.

4

552

Citigroup

5

535

Mellon Financial Corporation

6

522

J.P. Morgan Flemming Asset Mgmt

7

516

Merrill Lynch Investment Managers

8

462

New Bank of America

9

456

Bank of America

17

310

FleetBoston's Columbia Mgmt Group

Total AUM

 Ken Lewis

Chad Gifford

 Chief Executive Officer

Chairman

Steele Alphin

Principal

Personnel

Executive

Milton Jones

Quality and

Productivity

Executive

Cathy Bessant

Chief Marketing

and

Communications

Officer

Jim Hance

Vice Chairman

and Chief

Financial
Officer

Amy Brinkley

Chief Risk

Officer

Jay Sarles

Vice Chairman

Special Advisor

to CEO

Liam McGee

President

Consumer

Banking

Gene Taylor

President

Commercial

Banking

Brian Moynihan

President

Wealth

Management

Barbara Desoer

President

Consumer

Products

Ed Brown

President

Global Corporate
and Investment
Banking

Brad Warner

President

Small Business

and Premier

Banking

Gene McQuade

President

Talented and Experienced Management
Team

24

Additional Information About the Merger

     Bank of America Corporation (“Bank of America”) and FleetBoston Financial Corporation (“FleetBoston”) will file a Joint Proxy Statement/Prospectus and other documents regarding the Agreement and Plan of Merger they entered, dated as of October 27, 2003 (the “Merger”) with the Securities and Exchange Commission (the “SEC”). Bank of America and FleetBoston will mail the Joint Proxy Statement/Prospectus to their respective shareholders. These documents will contain important information about the transaction, and Bank of America and FleetBoston urge you to read these documents when they become available.

     You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Bank of America’s website (www.bankofamerica.com) under the tab “About Bank of America" and then under the heading “Investor Relations” and then under the item “Complete SEC Filings”. You may also obtain these documents, free of charge, from FleetBoston’s website (www.fleetboston.com) under the tab “About Fleet” and then under the heading “Investor Relations” and then under the item “SEC Filings”.

Participants in the Merger

     Bank of America and FleetBoston and their respective directors and executive officers may be deemed participants in the solicitation of proxies from stockholders in connection with this transaction. Information about the directors and executive officers of Bank of America and FleetBoston and information about other persons who may be deemed participants in this transaction will be included in the Joint Proxy Statement/Prospectus. You can find information about Bank of America’s executive officers and directors in their definitive proxy statement filed with the SEC on March 27, 2003. You can find information about FleetBoston’s executive officers and directors in their definitive proxy statement filed with the SEC on March 17, 2003. You can obtain free copies of these documents from Bank of America and FleetBoston using the contact information above.